

17006400

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

   A. ☐ Comptroller of the Currency

   B. ☒ Board of Governors of the Federal Reserve System

   C. ☐ Federal Deposit Insurance Corporation

   D. ☐ Securities and Exchange Commission

2. Conducts business as:

   A. ☐ Government Securities Broker

   B. ☐ Government Securities Dealer

   C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:

   A. ☐ Notice

   B. ☒ Amendment

4. A. Full name of the financial institution Commerce Bank

   B. Address of principal office of financial institution:

   1000 Walnut Street, 3rd Floor
   Address

Kansas City	MO	64106
City	State	Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   _____
   Address

City	State	Zip Code

   D. Mailing address if different from (B) or (C):

   P.O. Box 419248, KCCMG
   Address

Kansas City	MO	64141-6248
City	State	Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

Erik Andrew Swanson	Managing Director	816-234-2463
Name	Title	Area Code / Phone Number

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?   A. ☒ Yes   B. ☐ No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
8000 Forsyth Blvd.	Clayton	MO	6310	Trading and Sales Activities
1345 Battlefield	Springfield	MO	6410	Purchase and Sale of Non-Deposit Investments
811 Main St.	Kansas City	MO	6410	Back Office/Operations Functions (i.e. customer records retention)

04/2013

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Swanson. Erik. Andrew
_____
Last / First / Middle

Managing Director
_____
Title

_____
Last / First / Middle

_____
Title

_____
Last / First / Middle

_____
Title

_____
Last / First / Middle

_____
Title

_____
Last / First / Middle

_____
Title

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

   A. ☐ Yes   B. ☒ No

   NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. *The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.*

   Please print name and title of person executing this notice:

   Kimberly. Anne. Bao
   _____
   Name (First, Middle, Last)

   CMG Compliance Manager
   _____
   Title

   _____   08/17/2017
   Signature   Date